August 8, 2019

S. Scott Crump
Chairman of Executive Committee
Stratasys Ltd.
7665 Commerce Way
Eden Prairie, Minnesota 55344

       Re: Stratasys Ltd
           Form F-20 for the fiscal year ended December 31, 2018
           Filed on March 07, 2019
           File No. 001-35751

Dear Mr. Crump:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form F-20 filed March 07, 2019

Notes to consolidated financial statements
Note 10. Commitments and Contingencies
Contingencies, page F-32

1. We note that you disclose the Patent Law-Based Claim initiated on November 23, 2017 on page F-32, and you indicate that you reject the claims that serve as a basis for the proceeding and intend to vigorously defend these claims. In accordance with ASC 450-
      20-50, please revise future filings to clearly disclose the following information for your loss contingencies: (1) the amount or range of reasonably possible losses in addition to the amounts accrued or (2) a statement that the reasonably possible losses cannot be estimated or are not material to your financial statements.
2. We note that the Company is a party to various other legal proceedings, the outcome of which, in the opinion of management, will not have a significant adverse effect on the financial position or profitability of the Company. With a view toward future disclosure,
 S. Scott Crump
Stratasys Ltd.
August 8, 2019
Page 2
         please explain why you have omitted the statement of cash flows or revise future filings to reference this financial statement.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Becky Chow, Staff Accountant, at (202) 551-6524 or Craig Wilson,
Senior Assistant Chief Accountant, at (202) 551-3226 with any questions.



                                                              Sincerely,
FirstName LastNameS. Scott Crump
                                                              Division of
Corporation Finance
Comapany NameStratasys Ltd.
                                                              Office of
Information Technologies
August 8, 2019 Page 2                                         and Services
FirstName LastName